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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32070

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Christian Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24602 Sorrento Lane
(No. and Street)

Cedaredge	CO	81413
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Brode (303) 279-3130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Doug Brode, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Christian Financial Services LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SUSAN UNDERWOOD
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20034017047
MY COMMISSION EXPIRES DEC 19, 2023

SEC Mail Processing
FEB 23 2021
Washington, DC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Christian Financial Services, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2020

Contents

Independent Auditor's Opinion ... 1

Financial Statements ... 2

- Statement of Financial Condition ... 2
- Statement of Operations ... 3
- Statement of Cash Flows ... 4
- Statement of Changes in Ownership Equity ... 5
- Notes to Financial Statements ... 6

Supplementary Information Section ... 9

- Supplementary Computations ... 9
  - Computation of Net Capital ... 10
  - Computation of Net Capital Requirement ... 10
  - Computation of Aggregate Indebtedness ... 10
  - Computation of Reconciliation of Net Capital ... 10
- Supplementary Statements ... 11
  - Statement Related to Uniform Net Capital Rule ... 11
  - Statement Related to Exemptive Provision (Possession and Control) ... 11
  - Statement Related to Material Inadequacies ... 11
  - Statement Related to SIPC Reconciliation ... 11
- Supplementary Auditor's Report on Exemption Letter ... 12
- Supplementary Customer Protection Exemption Letter ... 14
- Supplementary Auditor's Agreed Upon Procedures Report ... 15
- Supplementary Agreed Upon Procedures Report SIPC Reconciliation ... 16

Christian Financial Services, LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2020

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Christian Financial Services, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Christian Financial Services, LLC (the "Company") as of December 31, 2020, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC

Tuttle Bond, PLLC

China Spring, Texas
February 10 , 2021

We have served as the Christian Financial Services, LLC's auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Christian Financial Services, LLC

Financial Statements

For the year ended December 31, 2020

Christian Financial Services, LLC
Statement of Financial Condition
For the year ended December 31, 2020

ASSETS	
Current Assets:	
Checking Account/US Bank	75,609.80
Total Checking:	75,609.80
Accounts Receivable:	
Accounts Receivable 12b-1	2,000.00
Total Accounts Receivable:	2,000.00
Total Current Assets:	77,609.80
LIABILITIES & EQUITY	
Liabilities:	
Current Liabilities	
Accrued Liabilities-Accountant	3,292.00
Accrued Liabilities-FINRA	807.00
Total Current Liabilities	4,099.00
Total Liabilities:	4,099.00
Equity:	
Members Draw	-787,947.00
Members Equity	824,157.32
Opening Balance Equity	37,300.48
Total Equity	73,510.80
Total Liabilities & Equity	77,609.80

The accompanying notes are an integral part of these financial statements.

Christian Financial Services, LLC

Statement of Operations

For the year ended December 31, 2020

Ordinary Income/Expense		
Income:		
	Commission Income:	45,924.39
	Commission Income 12b-1:	185,235.32
Total Income:		231,159.71
Expense:		
	Accountant	6,000.00
	Bank Charges	26.40
	FINRA	1,200.00
	Postage & Delivery	772.10
	Rent Expense (PO Box)	76.00
Total Expense:		8,074.50
Net Ordinary Income		223,085.21
NET INCOME		223,085.21

The accompanying notes are an integral part of these financial statements.

Christian Financial Services, LLC
Statement of Cash Flows
For the Year-Ended December 31, 2020

OPERATING ACTIVITIES	
Net Income	223,085.21
Adjustments to Reconcile Net Income To Net Cash Provided by Operations:	
Accrued Liabilities-Accountant	607.00
Accrued Liabilities-FINRA	-317.00
Net Cash Provided by Operating Activities	223,375.21
FINANCING ACTIVITIES	
Members Draw	188,997.00
Net Cash Provided by Financing Activities	188,997.00
Net Cash Increase for Period	34,378.21
Cash at Beginning of Period	41,231.59
Cash at End of Period	75,609.80
Supplemental Cash Flow Disclosures	
Interest Paid	-------
Income Taxes Paid	-------

The accompanying notes are an integral part of these financial statements.

Christian Financial Services, LLC

Statement of Changes in Ownership Equity

For the Year-Ended December 31, 2020

Balance 1-1-20:	39,422.59
Net Income:	223,085.21
Deductions:	188,997.00
Balance 12-31-20:	73,510.80

The accompanying notes are an integral part of these financial statements.

Christian Financial Services, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2020

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Christian Financial Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization:

Christian Financial Services, LLC (the "Company"), is a Colorado limited liability company organized on January 1, 2002. The Company is broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operated primary in the Denver Metropolitan Area as an introducing broker under clearing agreements with other broker-dealers. The home office of the Company was moved from Littleton, Colorado to Cedaredge, CO in May of 2019. The move had no impact upon the customer base which remains primarily in the Denver Metropolitan area. As a Colorado Limited Liability Company ("LLC"), the Company has the some of the attributes of a sole partnership, a general partnership, and a corporation. For tax purposes, it is treated as a partnership. It is essentially a business entity created by contract of the member, much as a limited partnership. The member is protected from personal liability for the act of the LLC, much like a shareholder of a corporation. An LLC also differs from a limited partnership by not imposing personal liability on a member for participating in the management of the LLC.

Description of Business:

The Company is engaged in business as a securities broker. Christian Financial Services will operate within the scope of the following business activities:

(1) Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi).

(2) Operate pursuant to SEC Rule 15c3-3(k)(1) (the Customer Protection Rule), limiting business to the distribution of mutual funds on an application basis. Christian Financial Services will not hold customer funds or safe keep customer securities. The Company has made the voluntary decision to restrict its business to the sale of mutual fund shares only. Effective February 2020 the Company is not taking new customers.

Basis of Accounting:

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains no investments other than a single checking account.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. No receivable was uncollectable in 2020.

Revenue Recognition:

In compliance with ASC 606 the firm notes that all revenues received are from commissions on sales of Class A mutual fund shares and 12b-1 commissions from those mutual funds exclusively. Revenue is recognized when: 1) A mutual fund trade is executed through the firm and booked as a receivable to the firm, 2) A mutual fund trade is executed by the shareholder directly with the mutual fund in which case the revenue is recognized when it is received as a commission payment from the fund and, 3) When 12b-1 commission payments are received by the firm directly from the mutual fund family. The 12b-1 payments are received both quarterly and monthly, depending upon the fund family. For purposes of full disclosure, the above three revenues are the only revenue types for the firm. The only unearned revenues as of this report date are shown on the Financial Condition statement as "Accounts Receivable 12b-1." Note that these revenues are "non-allowable" for Net Capital purposes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist exclusively of cash. All the Company's cash is held in a single checking account at a high credit quality financial institution.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. No such instruments are currently carried in the financial statements.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustments, among others. During the year ended December 31, 2020, the Company did not have any components of comprehensive income to report. For purposes of compliance, it should be noted that the firm does not engage in any proprietary investing and there are therefore no unrealized gains or losses to be accounted for.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

All revenues earned by the firm consist of mutual fund commissions, including commissions on mutual fund sales and 12b-1 commissions. As of 12-31-20 the Company had 336 customers, none of whom contributed more than 4% of total revenues to the firm.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c3-3(k)(1).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion- from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue. Form SIPC-3 is included in this report.

NOTE E – COMMITMENTS AND CONTINGENCIES

Christian Financial Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – RELATED PARTIES

There are no related party transactions.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2021, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Christian Financial Services, LLC

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

Christian Financial Services, LLC

Supplementary Computations

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

Computation of Net Capital

Total Ownership Equity:	73,510.80
Non-allowable Assets:	
Accounts Receivable-Other	2,000.00
Other Charges/Haircuts:	------
Net Allowable Capital:	71,510.80

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	273.00
Minimum Dollar Net Capital Requirement	5,000.00
Net Capital Requirement	5,000.00
Excess Net Capital	66,510.80

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	4,099.00
Percentage of Aggregate Indebtedness to Net Capital	5.73%

Computation of Reconciliation of Net Capital

Computation of Net Capital Reported on FOCUS IIA as of 12/31/20	71,510.80
Adjustments:	------
NCC Per Audit	71,510.80
Reconciled Difference	0

Supplementary Statements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate daily. On December 31, 2020, the Company had net capital of $71,510.80 which was $66,510.80 in excess of its required net capital of $5,000.00. The Company's ratio of aggregate indebtedness to net capital was 5.73%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3-3(k)2(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to file an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

Christian Financial Services, LLC

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(1)

Doug Brode
Christian Financial Services, LLC
24602 Sorrento Lane
Cedaredge, CO 81413

Dear Doug Brode:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Christian Financial Services, LLC identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Christian Financial Services, LLC stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Christian Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Christian Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 10, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Christian Financial Services, LLC

Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

Tuttle & Bond, PLLC 1928 Jackson
Lane China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Christian Financial Services, LLC:

1. Claims exemption 15c3-3(k)(1) from 15c3-3,
2. We have met the identified exemption from January 01, 2020 through December 31, 2020, without exception, unless, noted in number 3, below,
3. We have no exceptions to report this fiscal year.

Regards,

Doug Brode

__________________________ Doug Brode
Managing Member
Christian Financial Services, LLC

TuttleBond
Certified Public Accountants

Christian Financial Services, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Christian Financial Services, LLC (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2020, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed, and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020 to supporting schedules and working papers, *[Insert description of supporting schedules, working papers and/or source documentation prepared by the Company]* noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020 and in the related schedules and working papers, including regulatory filings, detailed revenue information and testing performed related to on revenue, noting no differences;

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 10, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Christian Financial Services, LLC

Supplementary Agreed Upon Procedures Report SIPC Reconciliation

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) [illegible]
(ii) [illegible]
☒ (I) [illegible]
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) [illegible]
☐ (iii) [illegible]

Pursuant to the terms of this form (detailed below).

[signature] 12-17-19
Authorized Signature Title — Date

SIPC-3 2020

S-

8-32070 FINRA DEC 09/20/1984
CHRISTIAN FINANCIAL SERVICES LLC
210 1/2 NW DAHLIA
CEDAREDGE, CO 81413

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 2020

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2020 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
— If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.